SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                  (Rule 13d-2)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                    TXU Corp.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    873168108
                                 (CUSIP Number)

                                UXT Holdings LLC
                              UXT Intermediary LLC
               c/o Credit Suisse First Boston Private Equity Inc.
                              Eleven Madison Avenue
                                  NY, NY 10010
                                 (212) 325-2000
                              Attn: Ivy Dodes, Esq.

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 27, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)

This filing amends and supplements the Statement on Schedule 13-D filed on April 9, 2003 by UXT Holdings and UXT Intermediary with respect to their beneficial ownership of common stock, no par value, issuable by TXU Corp. (the "Company") upon exchange of its Class B Preferred Membership Interests of its indirect wholly-owned subsidiary, TXU Energy. Capitalized terms used but not defined in this amendment shall have the meaning set forth in the Schedule 13-D.

Item 3.  Source and Amount of Funds

Not applicable.

Item 4.  Purpose of the Transaction

On April 23, 2004, UXT Holdings and UXT Intermediary entered into a purchase agreement (the "Purchase Agreement") with the Company and TXU Energy, with respect to a purchase and sale of UXT Holdings' and UXT Intermediary's respective Class B Preferred Membership Interests. Pursuant to the Purchase Agreement, on April 26, 2004 the Company purchased an aggregate of $500 million liquidation amount of the Class B Preferred Membership Interests at a price of $1,228,646,317.48 plus accrued and unpaid dividends thereon from and including April 1, 2004 through but excluding April 26, 2004.

Item 5.  Interest in Securities of the Issuer.

(a)-(c) As of April 26, 2004, the CSFB business unit beneficially owned an aggregate of 509,540 shares of Common Stock of the Company representing less than 1% of the total outstanding shares of Common Stock.

(e) On April 26, 2004, the CSFB business unit ceased to be the beneficial owner of more than five percent of the total outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Purchase Agreement

On April 23, 2004, the Company, TXU Energy, UXT Holdings and UXT Intermediary entered into the Purchase Agreement pursuant to which the Company agreed to purchase all of UXT Holdings' and UXT Intermediary's Class B Preferred Membership Interests. Pursuant to the Purchase Agreement, on April 26, 2004, the Company purchased an aggregate of $500 million liquidation amount of the Class B Preferred Membership Interests at a price of $1,228,646,317.48 plus accrued and unpaid dividends thereon from and including April 1, 2004 through but excluding April 26, 2004.

The Purchase Agreement provides that if the Company or any of its affiliates, prior to 90 days after April 16, 2004, acquires or enters into an agreement or arrangement to acquire any Class B Preferred Membership Interest from any other holder for an effective purchase price greater than

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


the purchase price paid to UXT Holdings and UXT Intermediary by the Company, then the Company will pay UXT Holdings and UXT Intermediary an aggregate amount equal to the difference between the effective price per dollar of liquidation value of Class B Membership Interests paid in such subsequent transaction and the purchase price per dollar of liquidation value of Class B Preferred Membership Interest paid to UXT Holdings and UXT Intermediary, multiplied by the aggregate amount of liquidation value of Class B Membership Interests sold by UXT Holdings and UXT Intermediary to the Company.

This description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which has been filed as Exhibit 1 to this Statement and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Item 7 is amended to include the following exhibits:

1. Purchase Agreement for $500,000,000 aggregate liquidation amount of TXU Energy Class B Preferred Membership Interests, dated April 23, 2004, by and among the Company, TXU Energy, UXT Holdings and UXT Intermediary.

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


                                    SIGNATURE


              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 27, 2004

                                            UXT HOLDINGS, LLC

                                            By: UXT Holdco 2, LLC
                                                its sole member

                                            By: DLJ Merchant Banking III, Inc.
                                                its managing member

                                            By: /s/ Michael S. Isikow
                                                ------------------------------
                                                Name:  Michael S. Isikow
                                                Title: Principal


                                            UXT INTERMEDIARY, LLC

                                            By: UXT AIV, L.P.
                                                its sole member

                                            By: DLJ Merchant Banking III, Inc.
                                                its managing member

                                            By: /s/ Michael S. Isikow
                                                ------------------------------
                                                Name:  Michael S. Isikow
                                                Title: Principal


                                            UXT AIV, LP

                                            By: DLJ Merchant Banking III, Inc.
                                                its managing member

                                            By: /s/ Michael S. Isikow
                                                ------------------------------
                                                Name:  Michael S. Isikow
                                                Title: Principal

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


                                            UXT HOLDCO 2, LLC

                                            By: DLJ Merchant Banking III, Inc.
                                                its managing member

                                            By: /s/ Michael S. Isikow
                                                ------------------------------
                                                Name:  Michael S. Isikow
                                                Title: Principal


                                            CREDIT SUISSE FIRST BOSTON, on
                                            behalf of the Credit Suisse First
                                            Boston business unit


                                            By: /s/ Ivy Dodes
                                                ------------------------------
                                                Name:  Ivy Dodes
                                                Title: Managing Director


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